Exhibit 99.1
Yingli Green Energy Reports Third Quarter 2010 Results
Sustainable Profitability Supported by 25.2% Increase in Shipment and 33.3% Gross Margin
Non-GAAP Diluted EPS Increased by 111.2% Quarter over Quarter to Historical High of US$0.53
Further Raised Shipment and Gross Margin Guidance for Full Year 2010
BAODING, China, November 19, 2010 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers, which markets its products under the brand “Yingli Solar,” today announced its unaudited consolidated financial results for the third quarter ended September 30, 2010.
Third Quarter 2010 Consolidated Financial Highlights
•	Total net revenues were RMB 3,284.2 million (US$490.9 million), and shipment increased by 25.2% quarter over quarter.

•	Gross profit was RMB 1,094.5 million (US$163.6 million), representing a gross margin of 33.3%.

•	Operating income was RMB 735.8 million (US$110.0 million), representing an operating margin of 22.4%.

•	Net income[1] was RMB 456.1 million (US$68.2 million) and diluted earnings per ordinary share and per American depositary share (“ADS”) was RMB 2.92 (US$0.44).

•	On an adjusted non-GAAP[2] basis, net income was RMB 556.6 million (US$83.2 million) and diluted earnings per ordinary share and per ADS was RMB 3.57 (US$0.53).
“The third quarter was another exciting period for us with strong operating results,” said Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “PV module shipment volume increased by 25.2% from the second quarter and gross margin was 33.3%, higher than our previous estimation in the range of 31 to 32%.”
“The demand for our ‘Yingli Solar’ modules continues to grow rapidly in the global market. Especially, we see robust demand momentum for the Yingli Solar Panda Module as a result of its higher performance compared with traditional modules with P-type cells. As of today, we have entered into sales contracts

1	For convenience purposes, all references to “net income” in this press release, unless otherwise specified, represent “net income attributable to Yingli Green Energy” for all periods presented.

2	All non-GAAP measures exclude share-based compensation, non-cash interest expenses, additional accounting charge upon the previously announced conversion of Convertible Notes, and the amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), an operating subsidiary of the Company. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

under which a total of 721 MW of PV modules are expected to be delivered in 2011, and this figure is expected to increase to 1,000 MW by the end of this year. “
“Operationally, the newly added 400 MW vertically integrated production lines and our in-house polysilicon plant, Fine Silicon, have been running smoothly. In order to meet the growing market demand and the increasing interest in our products, we have recently launched a total of 700 MW of new capacity expansion projects, which are expected to start initial production in the middle of 2011 and increase our nameplate capacity to 1.7 GW in late 2011. To support the financing needs of the fast expansion, I’m delighted that, through one of our operating subsidiaries in China, we have become the first China-based solar company to have completed a successful registration of RMB 2.4 billion and issuance of RMB 1 billion medium-term notes on the PRC inter-bank debenture market.” Mr. Miao continued.
“We have always been committed to bringing state-of-the-art technology to our customers to drive down their balance-of-system cost. Our PANDA cell conversion efficiency has achieved 18.5% on the commercial production lines and we expect to increase the figure to 20% towards 2012. Currently, we have achieved a new record cell efficiency of 19.5% on PANDA trial production lines with third party verification from the Fraunhofer Institute for Solar Energy Systems ISE in Germany. Meanwhile the State Key Laboratory of PV Technology of China as previously announced started construction in the third quarter and is expected to start running at the end of 2011.”
“With our high-quality products, successful brand penetration, strong customer loyalties, powerful research and development capabilities and fast expanded capacity, we are confident in solidifying our leading position in the rapidly growing industry and further increasing our market shares.” Mr. Miao concluded.
Third Quarter 2010 Financial Results
Total Net Revenues
Total net revenues were RMB 3,284.2 million (US$490.9 million) in the third quarter of 2010, an increase of 21.7% from RMB 2,699.6 million in the second quarter of 2010 and 47.6% from RMB 2,225.2 million in the third quarter of 2009. The increase in total net revenues was primarily due to a 25.2% increase in PV module shipment quarter over quarter, mainly resulted from the robust market demand and broader recognition of our premium brand, supported by the expanded manufacturing capacity from the new 400 MW production lines.
Gross Profit and Gross Margin
Gross profit in the third quarter of 2010 was RMB 1,094.5 million (US$163.6 million), an increase of 20.9% from RMB 905.1 million in the second quarter of 2010 and 118.8% from RMB 500.3 million in the third quarter of 2009. Gross margin was 33.3% in the third quarter of 2010, compared to 33.5% in the second quarter of 2010 and 22.5% in the third quarter of 2009, primarily a result of the firm average selling price and our continuous cost reduction efforts.

Operating Expenses
Operating expenses in the third quarter of 2010 were RMB 358.7 million (US$53.6 million), compared to RMB 339.7 million in the second quarter of 2010 and RMB 257.5 million in the third quarter of 2009. The increase in operating expenses in this quarter was primarily attributable to the Company’s expanded scale of operations. Operating expenses as a percentage of total net revenues were 10.9% in the third quarter of 2010, a decrease from 12.6% in the second quarter of 2010 and 11.6% in the third quarter of 2009. The decrease was primarily attributable to economies of scale and tighter cost controls.
Operating Income and Margin
As a result of the foregoing, operating income in the third quarter of 2010 was RMB 735.8 million (US$110.0 million), an increase of 30.1% from RMB 565.4 million in the second quarter of 2010 and 203.0% from RMB 242.8 million in the third quarter of 2009. Operating margin was 22.4% in the third quarter of 2010, an increase from 20.9% in the second quarter of 2010 and 10.9% in the third quarter of 2009.
Interest Expense
Interest expense was RMB 92.4 million (US$13.8 million) in the third quarter of 2010, compared to RMB 73.0 million in the second quarter of 2010 and RMB 100.6 million in the third quarter of 2009. The increase in interest expense from the second quarter of 2010 was consistent with the increase in long-term borrowings from RMB 1,501.1 million as of June 30, 2010 to RMB 2,997.0 million (US$447.9 million) as of September 30, 2010.
After excluding non-cash interest expense items, interest expense was RMB 70.9 million (US$10.6 million) in the third quarter of 2010, compared to RMB 57.7 million in the second quarter of 2010 and RMB 68.2 million in the third quarter of 2009. Excluding non-cash interest expenses, the weighted average interest rate for debt outstanding in the third quarter of 2010 was 5.6%, a decrease from 6.7% in the second quarter of 2010.
Additional Non-cash Accounting Charge upon Conversion of Convertible Notes
Additional non-cash accounting charge of RMB 50.9 million (US$7.6 million) was recognized in the third quarter of 2010 upon the conversion of US$26.2 million senior secured convertible notes due 2012 (the “Convertible Notes”) into ordinary shares of the Company by Trustbridge Partners II, L.P. This additional charge was a non-cash charge and did not impact the Company’s cash flow. As previously announced, based on the conversion rate of 22,933 ordinary shares per US$100,000 in principal amount of the Convertible Notes, the Company would be required to issue an aggregate of 3,339,525 ordinary shares upon the conversion of the remaining outstanding principal amount of US$14.6 million of the Convertible Notes in the future. The relevant non-cash accounting charge will be amortized over the holding period of the remaining Convertible Notes, or expensed upon their conversion.

Foreign Currency Exchange Gain (Loss)
Foreign currency exchange gain was RMB 52.3 million (US$7.8 million) in the third quarter of 2010, compared to a foreign currency exchange loss of RMB 158.6 million in the second quarter of 2010 and a foreign currency exchange gain of RMB 71.8 million in the third quarter of 2009. The foreign currency exchange gain in this quarter was primarily due to the appreciation of the Euro against the Renminbi.
Income Tax Expense
Income tax expense was RMB 106.4 million (US$15.9 million) in the third quarter of 2010, compared to RMB 65.9 million in the second quarter of 2010 and RMB 31.0 million in the third quarter of 2009. The increase in income tax expense was primarily due to the net operating income generated by Tianwei Yingli and Yingli Energy (China) Company Limited in this quarter.
Net Income
Net income was RMB 456.1 million (US$68.2 million) in the third quarter of 2010, an increase of 109.4% from RMB 217.8 million in the second quarter of 2010 and 277.5% from RMB 120.8 million in the third quarter of 2009. Diluted earnings per ordinary share and per ADS was RMB 2.92 (US$0.44) in the third quarter of 2010, an increase of 107.1% from RMB 1.41 in the second quarter of 2010 and 269.6% from RMB 0.79 in the third quarter of 2009.
On an adjusted non-GAAP basis, net income was RMB 556.6 million (US$83.2 million) in the third quarter of 2010, an increase of 113.2% from RMB 261.0 million in the second quarter of 2010 and 202.1% from RMB 184.2 million in the third quarter of 2009. Adjusted non-GAAP diluted earnings per ordinary share and per ADS were RMB 3.57 (US$0.53) in the third quarter of 2010, an increase of 111.2% from RMB 1.69 in the second quarter of 2010 and 197.5% from RMB 1.20 in the third quarter of 2009.
Balance Sheet Analysis
As of September 30, 2010, Yingli Green Energy had RMB 4,384.2 million (US$655.3 million) in cash, restricted cash and long-term restricted cash, an increase of 7.5% from RMB 4,079.4 million as of June 30, 2010. Working capital (current assets less current liabilities) was RMB 1,928.3 million (US$288.2 million) as of September 30, 2010, an increase of 216.1% from RMB 610.0 million as of June 30, 2010.
As of the date of this press release, the Company had approximately RMB 4,884 million in unutilized short lines of credit, and RMB 2,637 million committed long term facility that can be drawn down in the near future.
Business Outlook for Full Year 2010
Based on current market and operating conditions, estimated production capacity and forecasted customer demand, the Company raises its PV module shipment target to the estimated range of 1,020 MW to 1,040 MW from the previous estimated range of 950 MW to 1,000 MW for fiscal year 2010, which represents an increase of 94.2% to 98.0% compared to fiscal year 2009. The net revenue for full year 2010 is estimated to be in the range of US$1,780 million to US$1,810 million.
In addition, based on the strong gross margin performance in the first three quarters of 2010, the estimated ramp-up cost of Fine Silicon and the 400 MW of new production lines which started initial operation in July 2010, the expected average selling price of PV modules and forecasted exchange rates of the euro and U.S. dollar against the Renminbi, the Company further raises its gross margin target to the estimated range of 32.0% to 32.5% from the recently raised estimated range of 31% to 32% for fiscal year 2010.
Non-GAAP Financial Measures
To supplement the financial measures calculated in accordance with GAAP, this press release includes certain non-GAAP financial measures of adjusted net income and adjusted diluted earnings per ordinary share and per ADS, each of which is adjusted to exclude items related to share-based compensation, the non-cash interest expense, the additional accounting charge upon the previously announced conversion of Convertible Notes, and the amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Tianwei Yingli. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such items are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.
Currency Conversion
Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB 6.6905 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of September 30, 2010. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi.

Conference Call
Yingli Green Energy will host a conference call and live webcast to discuss the results at 8:00 AM Eastern Standard Time (EST) on November 19, 2010, which corresponds to 9:00 PM Beijing/Hong Kong time the same day.
The dial-in details for the live conference call are as follows:
•	U.S. Toll Free Number: +1-866-783-2140

•	International dial-in number: +1-857-350-1599

•	Passcode: 16539009
A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy’s website at http://www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.
A replay of the conference call will be available until December 3, 2010 by dialing:
•	U.S. Toll Free Number: +1-888-286-8010

•	International dial-in number: +1-617-801-6888

•	Passcode: 45207870
About Yingli Green Energy
Yingli Green Energy Holding Company Limited (NYSE: YGE), which markets its products under the brand “Yingli Solar”, is a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers. Yingli Green Energy’s manufacturing covers the entire photovoltaic value chain, from the production of polysilicon through ingot casting and wafering, to solar cell production and module assembly. Currently, Yingli Green Energy maintains a balanced production capacity of over 1 GW per year. Two capacity expansion projects of 600 MW and 100 MW are under construction in Baoding and Hainan, respectively, and are expected to start initial production in the middle of 2011 and increase the Company’s total capacity to 1.7 GW in late 2011. In addition, Yingli Green Energy’s in-house polysilicon plant, Fine Silicon, which has a designed annual production capacity of 3,000 metric tons, has successfully started commercial operation in early August 2010. Yingli Green Energy distributes its photovoltaic modules to a wide range of markets, including Germany, Spain, Italy, Greece, France, South Korea, China and the United States. Headquartered in Baoding, China, Yingli Green Energy has more than 7,000 employees and more than 10 subsidiaries and branch offices worldwide. Yingli Green Energy is publicly listed on the New York Stock Exchange (NYSE: YGE). For more information, please visit http://www.yinglisolar.com.

Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward- looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86-312-3100-502
Email: ir@yinglisolar.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of
	December 31,
	2009	As of September 30, 2010
	RMB	RMB	US$
ASSETS
Current assets:
Cash and restricted cash	3,463,278	4,216,441	630,213
Accounts receivable, net	1,827,490	2,055,623	307,245
Inventories	1,665,021	2,244,657	335,499
Prepayments to suppliers	329,457	497,212	74,316
Prepaid expenses and other current assets	671,229	1,138,930	170,231

Total current assets	7,956,475	10,152,863	1,517,504

Long-term prepayments to suppliers	678,311	541,488	80,934
Property, plant and equipment, net	6,573,851	9,612,342	1,436,715
Land use rights	354,560	360,722	53,916
Goodwill and intangible assets, net	481,492	446,173	66,688
Restricted cash, excluding current portion	167,774	167,774	25,076
Other assets	44,642	66,483	9,937

Total assets	16,257,105	21,347,845	3,190,770

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings, including current portion of long-term bank borrowings	3,501,027	3,692,136	551,847
Convertible senior notes	1,291,843	1,326,345	198,243
Accounts payable	1,852,216	2,302,655	344,168
Other current liabilities and accrued expenses	294,302	903,458	135,036

Total current liabilities	6,939,388	8,224,594	1,229,294

Senior secured convertible notes	100,139	69,196	10,342
Long-term bank borrowings, excluding current portion	752,809	2,996,988	447,947
Other liabilities	278,910	431,227	64,454

Total liabilities	8,071,246	11,722,005	1,752,037

Shareholders’ equity:
Ordinary shares	11,363	11,845	1,771
Additional paid-in capital	6,130,890	6,396,495	956,056
Accumulated other comprehensive income	12,784	48,940	7,315
Retained earnings	480,037	1,344,858	201,010

Total equity attributable to Yingli Green Energy	6,635,074	7,802,138	1,166,152

Noncontrolling interests	1,550,785	1,823,702	272,581

Total shareholders’ equity	8,185,859	9,625,840	1,438,733

Total liabilities and shareholders’ equity	16,257,105	21,347,845	3,190,770

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Income Statements
(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended
	September	June 30,
	30, 2009	2010	September 30, 2010
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	2,210,404	2,655,926	3,205,039	479,043
Sales of PV systems	1,303	5,704	10,915	1,632
Other revenues	13,499	37,991	68,283	10,206

Total net revenues	2,225,206	2,699,621	3,284,237	490,881
Cost of revenues:
Cost of PV modules sales	(1,712,539)	(1,752,976)	(2,113,997)	(315,970)
Cost of PV systems sales	(946)	(7,290)	(9,893)	(1,479)
Cost of other revenues	(11,390)	(34,295)	(65,810)	(9,836)

Total cost of revenues	(1,724,875)	(1,794,561)	(2,189,700)	(327,285)

Gross profit	500,331	905,060	1,094,537	163,596
Selling expenses	(100,742)	(202,518)	(195,325)	(29,194)
General and administrative expenses	(101,903)	(98,297)	(125,876)	(18,814)
Research and development expenses	(54,880)	(38,846)	(37,516)	(5,608)

Total operating expenses	(257,525)	(339,661)	(358,717)	(53,616)

Income from operations	242,806	565,399	735,820	109,980
Other income (expense):
Interest expense	(100,565)	(73,027)	(92,357)	(13,804)
Additional accounting charge upon conversion of Convertible Notes	—	—	(50,857)	(7,602)
Interest income	1,303	5,173	3,403	509
Foreign currency exchange gains (losses)	71,788	(158,607)	52,334	7,822
Other income	3,113	3,717	1,945	291

Earnings before income taxes	218,445	342,655	650,288	97,196
Income tax expense	(31,031)	(65,905)	(106,363)	(15,898)

Net income	187,414	276,750	543,925	81,298
Less: Earnings attributable to the noncontrolling interests	(66,568)	(58,948)	(87,784)	(13,121)

Net income attributable to Yingli Green Energy	120,846	217,802	456,141	68,177

Weighted average shares and ADSs outstanding
Basic	148,379,700	149,427,769	151,678,213	151,678,213
Diluted	153,660,518	154,164,790	156,085,199	156,085,199

Earnings per share and per ADS
Basic	0.81	1.46	3.01	0.45
Diluted	0.79	1.41	2.92	0.44

Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended
	September	June 30,
	30, 2009	2010	September 30, 2010
	RMB	RMB	RMB	US$
Non-GAAP income	184,241	261,023	556,627	83,197
Share-based compensation	(15,990)	(15,761)	(16,048)	(2,399)
Amortization of intangible assets	(15,058)	(12,111)	(12,111)	(1,810)
Additional accounting charge upon conversion of Convertible Notes	—	—	(50,857)	(7,602)
Non-cash interest expenses	(32,347)	(15,349)	(21,470)	(3,209)

Net income attributable to Yingli Green Energy	120,846	217,802	456,141	68,177

Non-GAAP diluted earnings per share and per ADS	1.20	1.69	3.57	0.53
Diluted earnings per share and per ADS	0.79	1.41	2.92	0.44